Exhibit 99.77C
2016 HIT PARTICIPANTS MEETING

The 2016 Annual Meeting of Participants was held in Washington, D.C., on Wednesday, December 21, 2016. The following matters were put to a vote of the Participants at the meeting through the solicitation of proxies:

Richard Ravitch was elected to chair the Board of Trustees by: votes for 3,714,745.363; no votes against; votes abstaining 26,405.177; votes not cast 1,459,942.981.

The following Trustees were not up for reelection and their terms of office continued after the meeting: Sean McGarvey, Jack Quinn, Kenneth Rigmaiden, Elizabeth Shuler, Marlyn J. Spear and Richard L. Trumka.

Ernst & Young LLP was ratified as the HIT’s Independent Registered Public Accounting Firm by: votes for 3,708,606.119; no votes against; votes abstaining 32,544.421; votes not cast 1,459,942.981.